ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

07021445

'reasury 8232 3600 Facsimile 8232 4227
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utures 9231 1028 Telex 72263
ebt Markets 8232 8569 Facsimile 8232 8341

21 February 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

3/1

AIRLINE PARTNERS AUSTRALIA

Company Announcements Manager
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

15 February 2007

Takeover offer for Qantas Airways Limited - Expert's Report on Management Rollover Offer

As foreshadowed in section 7.3.1 of Airline Partner's Australia's Bidder's Statement dated 2 February 2007, **attached** is a report prepared by PKF Corporate Advisory Services (NSW) Pty Ltd in relation to the Management Rollover Offer.

15 February 2007

The Board of Directors
Airline Partners Australia Limited
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Dear Sirs

Management Rollover Offer

On 14 December 2006, Airline Partners Australia Limited (**"APA"**) announced a takeover offer to acquire all of the shares in Qantas Airways Limited (**"Qantas"**) for $5.60 cash per share (**"Takeover Offer"**). The subsequent announcement by Qantas on 8 February 2007 of a special dividend of 15 cents per share has adjusted the Takeover Offer to $5.45 cash per Qantas share.

In various sections, in particular 4.5.2 and 7.3, of its Bidder's Statement dated 2 February 2007, APA has disclosed that if the Takeover Offer is successful, then, after completion of the Takeover Offer, but prior to commencing compulsory acquisition, APA intends to make a separate offer to acquire Qantas Shares then held by certain senior members of Qantas management (**"Management Rollover Offer"**).

We understand that, if the Management Rollover Offer is made, the consideration for the Qantas Shares held by the relevant manager will be 5.45 ordinary shares in APA for each Qantas share on issue prior to the record date for the 15 cent special dividend (being 5.6 APA shares adjusted for that dividend). Any Qantas Shares issued to management after that time (on conversion of Qantas Rights under the Qantas deferred share plan) will not receive the dividend but instead will receive additional consideration of 0.15 APA share per Qantas Share.

APA has not yet finally determined whether the Management Rollover Offer will be made or, if it is made, which members of Qantas senior management will receive the Management Rollover Offer. Any Management Rollover Offer would be separate from, and independent of, any potential allocation of APA shares to the Qantas management as part of any long term incentive plan. Further details of the form of the potential Management Rollover Offer are set out in section 7.3 of the Bidder's Statement.

Unless otherwise indicated, terms used in this report have the meaning given to them in the Bidder's Statement.

Opinion sought

APA values the consideration under the Management Rollover Offer at no more than the offer price under the Takeover Offer. APA has requested our opinion as to whether the Management Rollover Offer (if made) will be on terms that are no more favourable than the terms of the Takeover Offer made to other Qantas Shareholders.

Summary of Our Review Process

In forming the opinion stated below, PKFCA has:

- Considered the assessment of the Management Rollover Offer on the necessary assumptions that the Takeover Offer will achieve 90% acceptance and all other conditions are satisfied, and that APA therefore becomes funded as set out in Section 5 of the Bidder's Statement;

- Assessed the terms of the Management Rollover Offer as at the time immediately following receipt of the Investor Group Funding and payment of the consideration for Qantas Shares under the Takeover Offer;
- Noted Section 7.3.3 of the Bidder's Statement that the APA shares to be offered as consideration under the Management Rollover Offer will have the same rights and limitations as those that will be owned by the Investor Group via the APA Fund, but will also be subject to customary provisions of employee share plans of non-stock exchange listed companies, including management participants being subject to share transfer restrictions and obligations and rights to retain equity which are linked to continued employment with Qantas;
- Reviewed the Bidder's Statement (dated 2 February 2007) and in particular, the details of the Management Rollover Offer in Sections 4.5, 4.7 and 7.3 of that document;
- Noted that some of the interests in shares subject to the Management Rollover Offer are rights to be allocated Qantas Shares. Section 11.1 of the Target's Statement discloses that the Qantas Board has exercised its power to convert Qantas Rights to Qantas Shares should the Takeover Offer become unconditional (and certain other conditions are met). The Management Rollover Offer includes an additional 0.15 APA shares for each Qantas Share which is issued on conversion of these Qantas Rights as those Qantas Shares will not have been issued at the record date (being 19 February 2007), and therefore will not qualify, for the special cash dividend announced by Qantas on 8 February 2007. The consideration under the Takeover Offer and the Management Rollover Offer may therefore be summarised as follows:

Table 1: Offer Consideration Summary

Type of Consideration	For each Qantas share	For each existing Management Qantas share	For each new Management Qantas share issued on the conversion of Rights
Cash Takeover Offer:			
Cash per Qantas Share	$5.45		
Special dividend per Qantas Share	$0.15	$0.15	
APA Management Rollover Offer:			
APA shares per Qantas Share		5.45	5.45
APA shares issued to compensate for the non-receipt of the Special Dividend per Qantas Share			0.15

Source: Bidder's Statement, Target Statement, Management Rollover Offers

- Reviewed the agreed form of the APA Investment Deed (dated 15 December 2006), Investor Group Subscription Deed (dated 14 December 2006), APA Fund and APA Subscription Deed (dated 15 February 2007) and the APA constitution, in particular the rights and limitations of APA shares;
- Reviewed the Qantas Target's Statement (dated 12 February 2007) and the report of the Independent Expert accompanying that document; and
- Formed the view that the assessment of whether the Management Rollover Offer is on more favourable terms than the Takeover Offer should be made by comparing the value of the consideration offered for the Qantas Shares under both arrangements.

PKFCA Reasoning

- In our view, the comparison of consideration values is the appropriate method of assessment because the values attributed to the consideration represent the future prospects of the Qantas Shares at the time of the offers. The Management Rollover Offer will only be made if the Takeover Offer conditions, including that 90% of present Qantas shareholders accept the Takeover Offer, are met (or waived). Accordingly, the body of shareholders will have acknowledged, by their acceptance of the Takeover Offer, that $5.60 cash ($5.45 plus the $0.15 special dividend) is acceptable consideration for the benefits and risks of continuing to own their Qantas Shares as at the date of the offers.

- Under the terms of the APA Subscription Deed, the price at which the Investor Group, via the APA Fund, will subscribe for APA shares is $1.00 per APA share which, together with the special warrant subscription funds and senior debt facilities, will be sufficient to effect the Takeover Offer and ongoing investment in Qantas as set out in Section 7 of the Bidder's Statement.
- The Bidder's Statement indicates, at paragraph 2.2, that APA has and will, by the time of our assessment, have undertaken no business other than raising the funds and making the Takeover Offer. Accordingly, immediately following the payment of the consideration for the Takeover Offer, APA's debt and equity capital raised will be represented by the Qantas Shares acquired and the remaining cash.
- The value of Qantas Shares to be acquired at completion has been the subject of inquiry by the Independent Expert. We note the Independent Expert's conclusion that the Takeover Offer price falls within their range of assessed values for a controlling interest in Qantas. Further, per our assumption above, the body of Qantas shareholders will also have accepted the Takeover Offer consideration value. Accordingly, we have adopted the Takeover Offer consideration of $5.45 per Qantas share ($5.60 less the $0.15 special dividend paid prior to acquisition) as the value of those shares on a controlling interest basis.
- In broad terms, immediately following completion of the Takeover Offer, the subscribed funds to APA of $1 per share will have been preserved, being represented by the controlling interest acquired in Qantas shares and the remaining cash net of debt before any allowance for costs associated with making the Takeover Offer. However, the value of APA shares will reduce below $1 per share as a result of any costs incurred in making the Takeover Offer.
- Under the terms of the Management Rollover Offer, the relevant Qantas management would be invited to exchange each of their existing Qantas Shares for 5.45 APA shares (following adjustment for the $0.15 special dividend) and each of their new Qantas Shares issued on conversion of Qantas Rights (which will not have received the dividend) for a total of 5.6 APA shares. At $1 per APA share, this represents consideration equivalent to the $5.45 offered under the Takeover Offer plus the $0.15 special dividend, but less than such consideration when the expenditure of funds for costs of the takeover are deducted.
- In addition, any Qantas management team investment in APA under the Management Rollover Offer would represent only up to 1% of the economic interests and 1.4% of the voting interests in APA; it would not represent a controlling interest (as reflected in the price paid for Qantas Shares under the Takeover Offer as noted by the Independent Expert) and would be less liquid than the cash offered under the Takeover Offer. These factors would further potentially reduce the value of the Management Rollover Offer consideration in comparison to the cash Takeover Offer consideration.

Conclusion
Accordingly, in our opinion the Management Rollover Offer is on no more favourable terms than the Takeover Offer to all Qantas shareholders.

Yours faithfully

Mark Butterfield
Director

Domenic Quartullo
Director

15 February 2007

FINANCIAL SERVICES GUIDE

This Financial Services Guide is issued in relation to the independent expert's report prepared by PKF Corporate Advisory Services (NSW) Pty Limited in connection with the Management Rollover Offers that may be made to Qantas management by Airline Partners Australia Limited (**"the Report"**) at the request of the Directors of Airline Partners Australia Limited ("**APA**") for release to the Australian Stock Exchange ("**ASX**").

PKF Corporate Advisory Services (NSW) Pty Ltd.

PKF Corporate Advisory Services (NSW) Pty Ltd. (**"PKFCA"**) (ABN 70 050 038 170) has been engaged by the directors of APA to prepare the Report.

PKFCA holds an Australian Financial Services Licence - Licence No: 247420.

Financial Services Guide

As a result of our report being provided to you we are required to issue to you, as a retail client, a Financial Services Guide (**"FSG"**). The FSG includes information on the use of general financial product advice and is issued so as to comply with our obligations as holder of an Australian Financial Services Licence.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence which authorises us to provide reports for the purposes of acting for and on behalf of clients in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues, to carry on a financial services business to provide general financial product advice for securities and certain derivatives (limited to old law securities, options contracts and warrants) to retail and wholesale clients.

We provide financial product advice by virtue of an engagement to issue a Report in connection with the issue of securities of another person.

Our report includes a description of the circumstances of our engagement and identifies the party who has engaged us. You have not engaged us directly but will be provided with a copy of our report (as a retail client) because of your connection with the matters on which our report has been issued.

Our report is provided on our own behalf as an Australian Financial Services Licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

Our report provides general financial product advice only, and does not provide personal financial product advice, because it has been prepared without taking into account your particular personal circumstances or objectives (either financial or otherwise), your financial position or your needs.

Some individuals may place a different emphasis on various aspects of potential investments.

An individual's decision in relation to the takeover offers described in the Bidder's Statement may be influenced by their particular circumstances and, therefore, individuals should seek independent advice.

Benefits that we may receive

We have charged fees for providing our report. The basis on which our fees will be determined has been agreed with, and will be paid by, the person who engaged us to provide the report. Our fees have been agreed on either a fixed fee or time cost basis.

Remuneration or other benefits received by our employees

All our employees receive a salary. Employees may be eligible for bonuses based on overall productivity and contribution to the operation of PKFCA or related entities but any bonuses are not directly connected with any assignment and in particular are not directly related to the engagement for which our report was provided.

Referrals

We do not pay commissions or provide any other benefits to any parties or person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

PKFCA is the licensed corporate advisory arm of PKF New South Wales, Chartered Accountants and Business Advisers. The directors of PKFCA may also be partners in PKF New South Wales, Chartered Accountants and Business Advisers.

PKF New South Wales, Chartered Accountants and Business Advisers is comprised of a number of related entities that provide audit, accounting, tax and financial advisory services to a wide range of clients.

PKFCA's contact details are as set out on our letterhead.

Complaints resolution

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, PKF Corporate Advisory Services (NSW) Pty Ltd, Level 10, 1 Margaret Street, Sydney NSW 2000.

On receipt of a written complaint we will record the complaint, acknowledge receipt of the complaint and seek to resolve the complaint as soon as practical.

If we cannot reach a satisfactory resolution, you can raise your concerns with the Financial Industry Complaints Service (**"FICS"**). FICS is an independent body established to provide advice and assistance in helping resolve complaints relating to the financial services industry. PKFCA is a member of FICS. FICS may be contacted directly via the details set out below.

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Toll free: 1300 78 08 08
Facsimile: (03) 9621 2291
Email: www.fics@fics.asn.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,000 @ $30.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,000 on 15/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,303,263 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,053,505 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,332 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,332 on 16/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,306,595	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,058,309	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	4 January 2007 but 25 September 2006 re Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MIG stapled securities held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	14 February 2007
No. of securities held prior to change	120,884 MIG stapled securities
Class	MIG stapled securities
Number acquired	2,877 MIG stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.679977 per MIG stapled security
No. of securities held after change	123,761 MIG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired pursuant to Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

19 February 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,666 @ $28.74 13,868 @ $30.51 3,266 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25,800 on 19/02/07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,332,395	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	35,025,279	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	19 February 2007 but 27 October 2005 re Macquarie Communications Infrastructure Group ("MCIG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MCIG stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; and • MCIG stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	16 February 2007
No. of securities held prior to change	• 30,000 MCIG stapled securities held by John Allpass Pty Limited; and • 8,000 MCIG stapled securities held by Allpass Investments Pty Limited.
Class	MCIG stapled securities
Number acquired	1,058 MCIG stapled securities.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.9528 per MCIG stapled security

+ See chapter 19 for defined terms.

No. of securities held after change	• 31,058 MCIG stapled securities held by John Allpass Pty Limited; and • 8,000 MCIG stapled securities held by Allpass Investments Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired pursuant to the Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

20 February 2007

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga20022007.doc

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

ASX/Media Release

AIRLINE PARTNERS AUSTRALIA'S OFFER PRICE IS FINAL

20 February 2007 – Macquarie Bank notes the attached release made this morning by Airline Partners Australia.

For further information, please contact:

Erica Sibree, Investor Relations
Macquarie Bank
Tel: +612 8232 5008

Matthew Russell, Public Relations
Macquarie Bank
Tel: +612 8232 4102

Airline Partners Australia Limited
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ACN: 123 058 917

20 February 2007

AIRLINE PARTNERS AUSTRALIA'S OFFER PRICE IS FINAL

Airline Partners Australia today reiterated that its offer price of $5.60 (including the special dividend of $0.15) is final, in the absence of an alternative proposal.

This means that the offer price cannot (as a matter of law) and will not be increased, in the absence of an alternative proposal.

Any speculation to the contrary is inaccurate and misleading.

For further information contact:

Martin Debelle
Cannings
Tel: (02) 9252 0622
Fax: (02) 9252 0707
Email: mdebelle@cannings.net.au
www.cannings.net.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,000 @ $28.74 76,400 @ $30.51 5,000 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	83,400 on 20/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,415,795	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,941,879	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the *next dividend*, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	101,090
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,834 @ $25.15 34,330 @ $28.74 34,068 @ $30.51 5,800 @ $32.26 2,742 @ $32.75 10,833 @ $33.00 1,000 @ $33.11 100 @ $35.28 307 @ $61.79 1,076 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	101,090 on 21/02/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,516,885 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,840,789 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 February 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

END